Exhibit 99.1

Catalyst Paper Corporation

Annual General Meeting of Holders of

Common Shares of

Catalyst Paper Corporation (the “Issuer”)

May 10, 2016

REPORT OF VOTING RESULTS
National Instrument 51-102 - Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

		Votes By Ballot
	Outcome of Vote	Votes For	Votes Withheld

1. The election of the following nominees as directors of the Issuer for the ensuing year or until their successors are elected or appointed

(a) John Brecker

(b) Todd Dillabough

(c) Walter A. Jones

(d) Leslie T. Lederer

(e) Jill Leversage

(f) Joe Nemeth

(g) Pierre Raymond

	Carried	11,859,104 11,859,104 11,859,104 11,859,104 11,859,104 11,859,104 11,859,104	6,626 6,626 6,626 6,626 6,626 6,626 6,626
		Votes by Proxy
2. The re-appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation	Carried	12,374,448	379